ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated December 1, 2008

Return Optimization Securities with Partial Protection

Enhanced Return Strategies for Moderate Return Environment

UBS AG $•   Securities linked to the MSCI EAFE Index® due on or about January 4, 2010

Investment Description

Return Optimization Securities with Partial Protection (“ROS”) are securities issued by UBS AG (“UBS”) with returns linked to the performance of the MSCI EAFE Index® (the “MSCI EAFE Index” or the “Index”). ROS are designed to enhance index returns in a moderate-return environment — meaning an environment in which stocks generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your principal plus an amount based on 2 times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is between 0 and -10% (inclusive), at maturity you will receive your principal. If the Index Return is below -10%, at maturity you will lose 1% (or a fraction thereof) of your principal for every 1% (or a fraction thereof) that the Index Return is below 10%. Accordingly, if the Index declines by more than 10% over the term of your ROS, you may lose up to 90% of your principal. The partial principal protection feature applies only if you hold the ROS to maturity. Any payment on the ROS, including any principal protection feature, is subject to the creditworthiness of UBS.

Features
☐	Growth Potential: ROS provide the potential to enhance returns in a moderate-return environment.
☐	Partial Protection of Principal: At maturity you will receive a cash payment equal to at least 10% of your invested principal. Partial principal protection only applies if the ROS are held to maturity, and is subject to the creditworthiness of UBS.
☐	Diversification: ROS provide the ability to diversify your portfolio through exposure to the MSCI EAFE Index®.

Key Dates*

Trade Date	December 23, 2008
Settlement Date**	December 31, 2008
Final Valuation Date	December 28, 2009
Maturity Date	January 4, 2010
*	In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and the Maturity Date will be changed to ensure that the stated term of the ROS remains the same.
**	We expect to deliver the ROS against payment for the ROS on the fifth business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the ROS on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the ROS initially will settle in five business days (t+5), to specify alternative arrangements to prevent a failed settlement.
Security Offering

We are offering the Return Optimization Securities with Partial Protection linked to the MSCI EAFE Index®. The return on the ROS are subject to, and will not exceed, the predetermined Maximum Gain, which will be determined on the Trade Date. The ROS are offered at a minimum investment of $1,000 per 100 ROS.

Securities	Index Symbol*	Maximum Gain**	Maximum Payment at Maturity per $10.00 Security	CUSIP	ISIN
ROS linked to the MSCI EAFE Index®	MXEA	21.00% to 25.00%	$12.10 to $12.50	90264M715	US90264M7157
*	Bloomberg, L.P.
**	Actual maximum gain will be set on the Trade Date.

See “Additional Information about UBS and the ROS” on page 2. The ROS will have the terms specified in the ROS PP product supplement and accompanying prospectus, as supplemented by the Index supplement and this free writing prospectus. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-12 of the ROS PP product supplement for risks related to an investment in the ROS. Your ROS do not guarantee any return of principal in excess of $1.00 per $10.00 invested. An Index Return of less than -10% at maturity will result in a loss of principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus, the ROS PP product supplement, the Index supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10.00	$0.125	$9.875
Total

UBS Financial Services	UBS Investment Bank

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the ROS and an Index supplement for various securities we may offer, including the ROS), with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the ROS PP product supplement and the Index supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement for ROS with Partial Protection dated March 28, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000184/v107686_690135-424b2.htm

♦	Index supplement dated August 27, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, “ROS” and “Securities” refers to the Return Optimization Securities with Partial Protection that are offered hereby, unless the context otherwise requires. Also, references to the “ROS PP product supplement” mean the UBS product supplement, dated March 28, 2008, references to the “Index supplement” mean the UBS Index supplement, dated August 27, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The ROS may be suitable for you if:

♦	You believe that the Index will appreciate moderately — meaning that you believe the Index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed an amount equal to the Maximum Gain divided by the Multiplier
♦	You seek an investment that offers partial protection when the ROS are held to maturity
♦	You do not seek current income from this investment
♦	You are willing to hold the ROS to maturity, and are willing to accept that there may be no secondary market for the ROS
♦	You are willing to invest in the ROS based on the Maximum Gain, which will be determined on the Trade Date
♦	You are comfortable with the creditworthiness of UBS, as issuer of the ROS.

The ROS may not be suitable for you if:

♦	You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than the Maximum Gain
♦	You seek an investment that is 100% principal protected
♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the ROS to maturity
♦	You seek an investment for which there will be an active secondary market
♦	You are unable or unwilling to assume the credit risk associated with UBS, as issuer of the ROS.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$10.00 per ROS
Term	12 months
Principal Protection Percentage	10%, if held to maturity(1)
Maximum Gain	21.00% to 25.00%. The actual maximum gain will be set on the Trade Date
Multiplier	2
Payment at Maturity (per $10.00)	If the Index Return (as defined below) multiplied by the Multiplier is equal to or greater than the Maximum Gain, you will receive:
$10.00 + ($10.00 × Maximum Gain)
If the Index Return is positive and when multiplied by the Multiplier is less than the Maximum Gain, you will receive:
$10.00 + ($10.00 × 2 × Index Return)
If the Index Return is between 0% and -10% (inclusive), you will receive 100% of your principal.
If the Index Return is less than -10%, you will lose 1% of your principal (or a fraction thereof) for each percentage point (or a fraction thereof) that the Index Return is below -10%.
Accordingly, if the Index has declined by more than 10% over the term of your ROS, you may lose up to 90% of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	Set equal to the closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date

Determining Payment at Maturity

If the Index Return is less than -10% you will lose 1% (or a fraction thereof) on the principal amount of your ROS for every 1% (or a fraction thereof) the Index Return is below -10%. Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows:

$10.00 + [$10.00 × (Index Return + 10%)]

As such, you could lose up to 90% of your principal depending on how much the Index declines.

(1)	Principal protection is provided by UBS and therefore, is dependent on the ability of UBS to satisfy its obligations when they come due.

Key Risks

An investment in the ROS involves significant risks. Some of the risks that apply to the ROS are summarized here, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the ROS product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS.

♦	Partial principal protection only if you hold the ROS to maturity — You will be entitled to receive at least 10% of the principal amount of your ROS only if you hold your ROS to maturity. The market value of the ROS may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your ROS in the secondary market prior to maturity, you will not receive partial principal protection on the portion of your ROS sold. You should be willing to hold your ROS to maturity.
♦	At maturity, you risk losing some of your principal — If the Index Return is less than -10% you will lose 1% (or a fraction thereof) of your principal for each 1% (or fraction thereof) that the Index Return is less than -10%. Accordingly, if the price of the Index has declined by more than 10% over the term of the ROS, you will lose some of your principal.
♦	Your return potential is limited — If the Index Return is positive, the Index Return will be multiplied by the Multiplier, subject to the Maximum Gain on the ROS. Therefore, you will not benefit from any positive Index Return in excess of the Maximum Gain.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the ROS and you will not receive any dividend payments or other distributions on the securities included in the Index.
♦	There may be little or no secondary market for the ROS — The ROS will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the ROS will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the ROS, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your ROS prior to maturity could be at a substantial discount from the initial price to public, and as a result, you may suffer substantial loss.
♦	Owning the ROS is not the same as owning the Index — The return on your ROS may not reflect the return you would realize if you actually owned the Index. For example, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the ROS.
♦	Credit of issuer — The ROS are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS, including any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the ROS and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the ROS.
♦	Price prior to maturity — The market price of the ROS will be influenced by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; the dividend rate paid on the Index; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than the initial public offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the index and/or over-the-counter options, futures or other instruments with return linked to the performance of the Index, may adversely affect the market price of the Index and, therefore, the market value of the ROS.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Index, which may present a conflict between the obligations of UBS and you, as a holder of the ROS. The calculation agent, an affiliate of the issuer, will determine the Index Return and payment at maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index or the Maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the ROS, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the applicable index or the stocks included in such index, and therefore the market value of the ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation. See “What Are the Tax Consequences of the ROS” on page 7.
♦	Maximum potential return only at maturity — You can only earn the potential maximum return if you hold your ROS to maturity.
♦	Currency Risk — The MSCI EAFE Index®, but not the stocks included in the MSCI EAFE Index®, is denominated in U.S. dollars, and an investment in the ROS linked to the MSCI EAFE Index® will involve foreign currency exposure and the value of the ROS linked to the MSCI EAFE Index® will be affected by exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the MSCI EAFE Index® are based. If the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the ROS, the value of your ROS may increase or decrease at maturity.
♦	Non-U.S. Securities Markets and Emerging Markets Risks — The stocks included in the MSCI EAFE Index® are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks that may have a negative impact on the performance of the ROS linked to the MSCI EAFE Index®. An investment in the ROS linked to the MSCI EAFE Index® will also involve risks not generally associated with investments that have no emerging market component. In particular, many emerging nations are undergoing rapid institutional change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

ROS Linked to MSCI EAFE Index®

The MSCI EAFE Index® is published by Morgan Stanley Capital International Inc. As discussed more fully in the Index supplement under the heading “Underlying indices and Underlying Index Publishers – MSCI EAFE Index®,” the MSCI EAFE Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, excluding the United States and Canada. The securities included in the MSCI EAFE Index are chosen based on industry group and country. As of November 2008, the MSCI EAFE Index consisted primarily of stocks of companies in the following sectors: Energy, Materials, Industrials, Consumer Discretionary, Consumer Staples, Health Care, Financials, Information Technology, Telecommunication Services and Utilities, with the largest concentration of Index constituent stocks being in the Financials sector (around 23%). As of November 28, 2008, the MSCI EAFE Index consisted of securities of the following 21 developed countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The MSCI EAFE Index is a part of a series of indexes sponsored by MSCI called the “MSCI Standard Index series.”

The graphs below illustrate the performance of the Index from 6/30/98 to 11/28/08. The historical levels of the Index should not be taken as an indication of future performance.

Source: Bloomberg L.P

The Index closing level on November 28, 2008 was 1168.23

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a 23.00% Maximum Gain and assume a range of Index performance from +40% to -40%.

Example 1 — On the Final Valuation Date, the Index closes 5% above the Index Starting Level. Since the Index Return is 5%, you will receive your principal amount of ROS plus an amount based on 2x the Index Return, or a 10% total return, and the payment at maturity per $10.00 principal amount of ROS will be calculated as follows:

$10.00 + ($10.00 × 2 × 5%) = $10.00 + $1.00 = $11.00.

Example 2 — On the Final Valuation Date, the Index closes 20% above the Index Starting Level. Since 2x the Index Return of 20% is more than the Maximum Gain of 23.00%, you will receive your principal amount of ROS plus an amount based on the Maximum Gain of 23.00%, and the payment at maturity is equal to $12.30 per $10.00 principal amount of ROS calculated as follows:

$10.00 + ($10.00 × 23.00%) = $12.30.

Example 3 — On the Final Valuation Date, the Index closes 5% below the Index Starting Level. Since the Index Return is –5%, which is within the principal protection range of 0% and -10%, the payment at maturity is equal to $10.00 per $10.00 principal amount of ROS.

Example 4 — On the Final Valuation Date, the Index closes 30% below the Index Starting Level. Since the Index Return is –30%, which is outside the principal protection range of 0% and -10%, the payment at maturity is equal to $8.00 per $10.00 principal amount of ROS calculated as follows:

$10.00 + [$10.00 × (-30% + 10%)] = $8.00

Accordingly, if the Index declines by more than 10% over the term of the ROS, you may lose up to 90% of your principal.

What Are the Tax Consequences of the ROS?

The United States federal income tax consequences of your investment in the ROS are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-28 of the ROS PP product supplement and discuss the tax consequences of your particular situation with your tax advisor.

Pursuant to the terms of the ROS, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your ROS as a pre-paid derivative contract with respect to the Index. If your ROS are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your ROS in an amount equal to the difference between the amount you receive at such time and the amount you paid for your ROS. Such gain or loss should generally be long term capital gain or loss if you have held your ROS for more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your ROS in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the ROS, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-29 of the ROS PP product supplement.

The Internal Revenue Service has recently released a notice that may affect the taxation of holders of the ROS. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ROS should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the ROS will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your ROS for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-28 of the ROS PP product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

In addition, a member of the House of Representatives has introduced a bill that, if enacted, would require holders of ROS purchased after the bill is enacted to accrue interest income over the term of the ROS despite the fact that there will be no interest payments over the term of the ROS. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your ROS.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	318,345	283,210
Total Debt	318,345	283,210
Minority Interest(2)	8,448	7,516
Shareholders’ Equity	46,412	41,290
Total capitalization	373,205	332,015
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.88963 exchange rate in effect as of September 30, 2008.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the ROS at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the ROS.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the ROS and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Structured Product Categorization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.